NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS
THIRD QUARTER 2023 RESULTS

•Generated revenue of $1.06 billion, consistent with the prior year; up 6% net of Italy commercial services sale, driven by strong key performance indicators across business segments

•Operating income increased 13% to $239 million, led by double-digit growth in Global Gaming and PlayDigital; operating income margin expands 250 basis points to 22%, a record level for a third-quarter period

•Adjusted EBITDA up 8% to $433 million; Adjusted EBITDA margin improved 270 basis points to 41%

•Strong cash flow generation contributed favorably to net debt, improving net debt leverage to a historic low of 3.0x

•Tightening full-year 2023 revenue outlook to upper end of previous range; maintaining profit margin outlook

LONDON – October 31, 2023 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the third quarter ended September 30, 2023. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

“The strength of our leadership positions across Global Lottery, Global Gaming, and PlayDigital is evident in our third quarter and year-to-date results,” said Vince Sadusky, CEO of IGT. “Excellent momentum in key performance indicators is driving revenue growth and even stronger profit expansion. With a compelling pipeline of innovative products and solutions showcased at recent tradeshows, I am confident we can achieve our near and medium-term goals as we focus on unlocking the intrinsic value of IGT's market-leading assets.”

“We are pleased with the financial results we delivered in the third quarter, including top-line growth, margin expansion, and strong cash flow generation,” said Max Chiara, CFO of IGT. “Our financial position is solid with net debt leverage at a historical low point and already comfortably within our long-term target range, which coupled with no meaningful near-term debt maturities and access to significant liquidity, greatly enhances our balance sheet and creates additional financial flexibility."

Overview of Consolidated Third Quarter 2023 Results

	Quarter Ended		Y/Y Change	Constant Currency Change
	September 30,
	2023	2022
($ in millions)
GAAP Financials:
Revenue
Global Lottery	601	626	(4)%	(7)%
Global Gaming	409	379	8%	8%
PlayDigital	55	54	1%	1%
Total revenue	1,065	1,060	—%	(1)%

Operating income (loss)
Global Lottery	206	211	(2)%	(6)%
Global Gaming	93	65	42%	43%
PlayDigital	16	12	32%	36%
Corporate support expense	(38)	(36)	(7)%	(3)%
Other(1)	(37)	(41)	8%	9%
Total operating income	239	211	13%	10%
Operating income margin	22.4%	19.9%

Earnings per share - diluted	$0.46	$1.30	(65)%

Net cash provided by operating activities	296	236	25%

Cash and cash equivalents	558	401	39%

Non-GAAP Financial Measures:
Adjusted EBITDA
Global Lottery	306	310	(1)%	(6)%
Global Gaming	135	96	41%	42%
PlayDigital	19	16	16%	18%
Corporate support expense	(27)	(19)	(42)%	(35)%
Total Adjusted EBITDA	433	402	8%	5%
Adjusted EBITDA margin	40.7%	38.0%

Adjusted earnings per share - diluted	$0.52	$0.43	21%

Free cash flow	181	163	11%

Adjusted free cash flow	157	163	(3)%

Net debt	5,251	5,075	3%

(1) Primarily includes purchase price amortization
Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Key Highlights:
•Secured seven-year lottery contract extension as primary technology provider to the California Lottery through October 2033 and 10-year contract extensions as retail and iLottery systems partner to the Kentucky Lottery Corporation through July 2036
•Deployed end-to-end cloud-based iLottery platform for Totalizator Sportowy in Poland
•Showcased a broad range of gaming products and solutions reflecting IGT's commitment to performance, quality, and innovation at the Global Gaming Expo and Australasian Gaming Expo
•Launched bespoke CAESARS CLEOPATRA® game for Caesars Palace Online Casino
•Debuted award-winning PeakBarTop™ cabinet with sports betting, providing players the market's most advanced sports betting interface for land-based casinos
•Expanded PlaySports technology footprint, including IGT's trading advisory services, with deployments at Palace Casino Resort in Mississippi and St. Croix Casino in Wisconsin
•Good progress on ESG initiatives, including publication of 2022 Sustainability Report; improved ESG scores from FTSE Russell and S&P Global Corporate Sustainability Assessment; recognized as "Best Place to Work for Disability Inclusion" by the 2023 Disability Equality Index

Financial Highlights:
Consolidated revenue of $1.06 billion, in line with the prior year; net of the Italy commercial services sale in September 2022, revenue increased 6%
•Global Lottery revenue of $601 million was down 4% year-over-year; net of the Italy commercial services sale, revenue rose 5% on strong same-store sales in Italy, with continued strength in both instant ticket and draw games, and elevated U.S. multi-state jackpot activity
•Global Gaming revenue of $409 million, up 8% from $379 million in the prior year, primarily driven by growth in the installed base and higher system and software sales
•PlayDigital revenue of $55 million, in line with the prior year, as growth in iCasino was offset by the impact of exiting certain legacy iSoftBet jurisdictions and unusually high sports betting hold levels in the prior year
Operating income of $239 million increased 13% from $211 million in the prior year, led by contributions from Global Gaming and PlayDigital; operating income margin expanded 250 basis points to 22%
•Global Lottery operating income of $206 million versus $211 million in the prior year reflects impact from sale of Italy commercial services; Italy commercial services contributed $12 million in operating income in the prior year
•Global Gaming operating income increased 42% to $93 million; operating income margin expanded 550 basis points to 23% on research and development process improvements, easing of supply chain costs, and high-margin system sales
•PlayDigital operating income up 32% to $16 million; operating income margin expanded 660 basis points to 28% on strong operating leverage
•Corporate support and other expense of $75 million was in line with the prior year as project costs in the current year offset transaction costs in the prior year

Adjusted EBITDA of $433 million rose 8% from $402 million in the prior-year period, on higher operating income and depreciation and amortization, partially offset by lower transaction expense associated with the sale of Italy commercial services in the prior year; Adjusted EBITDA margin increased to 41% from 38% in the prior year, led by margin expansion in Global Gaming and PlayDigital

Net interest expense of $73 million was in line with the prior year
Foreign exchange gain of $23 million, compared to $37 million in the prior year, on higher foreign exchange losses related to the Argentine peso in the current year; foreign exchange gain in both periods primarily driven by non-cash impact of fluctuations in the EUR/USD exchange rate on debt

Other non-operating expense, net of $1 million, versus other non-operating income, net of $139 million in the prior year, driven by gain on sale of Italy commercial services and accrual related to the DDI/Benson matter in the prior-year period

Income tax provision of $66 million, compared to $21 million in the prior year, primarily driven by settlement of a tax audit in Italy in the current year and a non-recurring benefit arising from the DDI/Benson matter in the prior year

Net income of $123 million versus $294 million in the prior-year period

Diluted earnings per share of $0.46, versus $1.30 in the prior year, primarily reflects non-operating income related to the gain on sale of Italy commercial services and non-operating expense related to the DDI/Benson Matter in the prior year; Adjusted diluted earnings per share of $0.52 compared to $0.43 in the prior year on higher operating income

Net debt of $5.3 billion compared to $5.2 billion at December 31, 2022; Net debt leverage of 3.0x versus 3.1x at December 31, 2022

Cash and Liquidity Update
Total liquidity of $1.9 billion as of September 30, 2023; $0.6 billion in unrestricted cash and $1.3 billion in additional borrowing capacity from undrawn credit facilities

Other Developments
On October 27, 2023, the Company announced a make-whole call of the remaining €112 million of 3.500% Euro Notes due 2024

The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share
•Ex-dividend date of November 28, 2023
•Record date of November 29, 2023
•Payment date of December 13, 2023

Introducing Fourth Quarter 2023 Expectations; Tightening Full-Year 2023 Revenue Outlook to Upper End of Previous Range while Maintaining Profit Margin Outlook
Fourth Quarter
•Revenue of ~$1.1B
◦Global Lottery revenue up low-to-mid single-digits versus the prior-year period
◦Global Gaming and PlayDigital revenue in line with prior-year-period
•Operating income includes ~$25M in previously communicated restructuring and project costs

Full Year
•Revenue of ~$4.3 billion
•Operating income margin of ~23%
•Cash from operations of $900 million - $1,000 million
•Capital expenditures of $400 million - $450 million

Earnings Conference Call and Webcast
October 31, 2023, at 8:00 a.m. EDT

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event.

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges,

restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2023 are calculated using the same foreign exchange rates as the corresponding 2022 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, trends, events, dividends, results of operations, and/or financial condition or measures, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2022 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to

International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI/Benson Matter, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures (a component of investing cash flows) and payments on license obligations (a component of financing cash flows). Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Adjusted free cash flow is a non-GAAP financial measure that represents free cash flow excluding the net of tax cash payments in connection with material litigation (e.g. DDI / Benson Matter). To enhance investor understanding of the Company’s performance in comparison with the prior year, the Company excluded the net of cash impacts related to the settlement of the DDI / Benson Matter. Management believes adjusted free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s performance.

Constant currency is a non-GAAP financial measure that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 06 5189 9184; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: ($ in millions, unless otherwise noted)

				Constant		Sequential
	Q3'23	Q3'22		Currency		Change as
GLOBAL LOTTERY			Y/Y Change	Change(1)	Q2'23	Reported
Revenue
Service
Operating and facilities management contracts	610	561	9%	5%	623	(2)%
Upfront license fee amortization	(47)	(44)	(9)%	—%	(47)	—%
Operating and facilities management contracts, net	563	518	9%	5%	576	(2)%
Other	13	70	(81)%	(80)%	13	6%
Total service revenue	576	588	(2)%	(5)%	588	(2)%

Product sales	25	39	(36)%	(39)%	35	(30)%
Total revenue	601	626	(4)%	(7)%	624	(4)%

Operating income	206	211	(2)%	(6)%	229	(10)%
Adjusted EBITDA(1)	306	310	(1)%	(6)%	332	(8)%

Global same-store sales growth (%)
Instant ticket & draw games	0.2%	(0.5%)			2.3%
Multi-jurisdiction jackpots	25.2%	46.7%			(5.3%)
Total	3.1%	3.3%			1.8%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	(1.0%)	(0.2%)			0.8%
Multi-jurisdiction jackpots	25.2%	46.7%			(5.3%)
Total	2.8%	4.7%			0.2%

Italy same-store sales growth (%)
Instant ticket & draw games	4.7%	(1.5%)			8.0%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

				Constant		Sequential
	Q3'23	Q3'22		Currency		Change as
GLOBAL GAMING			Y/Y Change	Change(1)	Q2'23	Reported
Revenue
Service
Terminal	136	126	7%	10%	128	6%
Systems, software, and other	61	58	6%	6%	59	3%
Total service revenue	197	184	7%	9%	188	5%

Product sales
Terminal	143	140	2%	2%	139	3%
Other	68	55	24%	23%	45	50%
Total product sales revenue	212	195	8%	8%	185	14%
Total revenue	409	379	8%	8%	373	10%

Operating income	93	65	42%	43%	71	31%
Adjusted EBITDA(1)	135	96	41%	42%	112	21%

Installed base units
Casino	51,786	47,411	9%		51,304
Casino - L/T lease(2)	841	1,116	(25)%		851
Total installed base units	52,627	48,527	8%		52,155

Installed base units (by geography)
US & Canada	33,778	32,303	5%		33,554
Rest of world	18,849	16,224	16%		18,601
Total installed base units	52,627	48,527	8%		52,155

Yields (by geography)(3), in absolute $
US & Canada	$43.23	$43.73	(1)%		$41.89
Rest of world	$7.72	$6.32	22%		$7.44
Total yields	$30.32	$31.09	(2)%		$29.56

Global machine units sold
New/expansion	586	1,005	(42)%		1,061
Replacement	8,572	7,960	8%		7,208
Total machine units sold	9,158	8,965	2%		8,269

US & Canada machine units sold
New/expansion	211	959	(78)%		1,046
Replacement	6,410	5,448	18%		5,278
Total machine units sold	6,621	6,407	3%		6,324

(1) Non-GAAP measures; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Excluded from yield calculations due to treatment as sales-type leases
(3) Excludes Casino L/T lease units due to treatment as sales-type leases

				Constant		Sequential
	Q3'23	Q3'22		Currency		Change as
GLOBAL GAMING (Continued)			Y/Y Change	Change(1)	Q2'23	Reported
Rest of world machine units sold
New/expansion	375	46	NM		15
Replacement	2,162	2,512	(14)%		1,930
Total machine units sold	2,537	2,558	(1)%		1,945

Average Selling Price (ASP), in absolute $
US & Canada	$15,300	$15,900	(4)%		$16,700
Rest of world	$14,400	$13,900	4%		$16,000
Total ASP	$15,100	$15,400	(2)%		$16,500

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

				Constant		Sequential
	Q3'23	Q3'22		Currency		Change as
PLAYDIGITAL			Y/Y Change	Change(1)	Q2'23	Reported
Revenue
Service	55	54	1%	—%	59	(7)%
Product sales	1	—	NM	NM	—	NM
Total revenue	55	54	1%	1%	59	(7)%

Operating income	16	12	32%	36%	18	(16)%
Adjusted EBITDA(1)	19	16	16%	18%	22	(14)%

CONSOLIDATED
Revenue (by geography)
US & Canada	677	651	4%	4%	650	4%
Italy	221	247	(11)%	(18)%	240	(8)%
Rest of world	166	161	3%	2%	164	1%
Total revenue	1,065	1,060	—%	(1)%	1,055	1%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)
Unaudited

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Service revenue	828	826	2,508	2,514
Product sales	237	234	672	618
Total revenue	1,065	1,060	3,180	3,132

Cost of services	408	415	1,208	1,263
Cost of product sales	146	149	404	388
Selling, general and administrative	217	207	645	595
Research and development	55	67	177	185
Other operating expense	—	8	—	9
Total operating expenses	826	849	2,435	2,441

Operating income	239	211	745	691

Interest expense, net	73	73	214	223
Foreign exchange (gain) loss, net	(23)	(37)	8	(59)
Other non-operating expense (income), net	1	(139)	4	8
Total non-operating expenses (income)	50	(103)	226	172
Income before provision for income taxes	189	315	519	519
Provision for income taxes	66	21	239	74
Net income	123	294	280	445
Less: Net income attributable to non-controlling interests	29	29	117	105
Net income attributable to IGT PLC	94	264	164	339

Net income attributable to IGT PLC per common share - basic	0.47	1.31	0.82	1.67
Net income attributable to IGT PLC per common share - diluted	0.46	1.30	0.81	1.66
Weighted-average shares - basic	200,464	201,593	200,078	202,669
Weighted-average shares - diluted	203,113	203,105	202,482	204,104

International Game Technology PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	September 30,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	558	590
Restricted cash and cash equivalents	139	150
Trade and other receivables, net	643	670
Inventories, net	323	254
Other current assets	455	467
Total current assets	2,118	2,131
Systems, equipment and other assets related to contracts, net	925	899
Property, plant and equipment, net	114	118
Operating lease right-of-use assets	233	254
Goodwill	4,476	4,482
Intangible assets, net	1,582	1,375
Other non-current assets	1,009	1,174
Total non-current assets	8,340	8,302
Total assets	10,458	10,433

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	697	731
Current portion of long-term debt	330	61
Short term borrowings	58	—
DDI / Benson Matter provision	—	220
Other current liabilities	781	837
Total current liabilities	1,866	1,848
Long-term debt, less current portion	5,421	5,690
Deferred income taxes	370	305
Operating lease liabilities	218	239
Other non-current liabilities	614	372
Total non-current liabilities	6,624	6,607
Total liabilities	8,490	8,454
Commitments and contingencies
IGT PLC’s shareholders’ equity	1,487	1,429
Non-controlling interests	480	550
Shareholders’ equity	1,967	1,979
Total liabilities and shareholders’ equity	10,458	10,433

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Cash flows from operating activities
Net income	123	294	280	445
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	76	75	228	223
Amortization	55	48	165	142
Amortization of upfront license fees	50	46	150	146
Stock-based compensation	13	12	36	34
Amortization of debt issuance costs	3	4	10	11
Loss on extinguishment of debt	—	13	4	13
DDI / Benson Matter provision	—	120	—	270
Gain on sale of business	—	(278)	—	(278)
Deferred income taxes	6	(59)	62	(91)
Foreign exchange (gain) loss, net	(23)	(37)	8	(59)
Other non-cash items, net	(2)	4	(5)	(6)
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Trade and other receivables	14	(38)	20	29
Inventories	(5)	(21)	(67)	(74)
Accounts payable	(13)	105	(20)	(30)
DDI / Benson Matter provision	—	—	(220)	—
Accrued interest payable	(11)	(37)	(15)	(37)
Accrued income taxes	(12)	(70)	51	(64)
Other assets and liabilities	22	55	(46)	(53)
Net cash provided by operating activities	296	236	641	621

Cash flows from investing activities
Capital expenditures	(108)	(73)	(301)	(226)
Business acquisitions, net of cash acquired	—	(142)	—	(142)
Proceeds from sale of business, net of cash and restricted cash transferred	—	497	—	497
Proceeds from sale of assets	9	2	14	15
Other	—	1	(1)	1
Net cash (used in) provided by investing activities from continuing operations	(98)	284	(289)	145
Net cash provided by investing activities from discontinued operations	—	126	—	126
Net cash (used in) provided by investing activities	(98)	410	(289)	271

Cash flows from financing activities
Net payments on financial liabilities	(61)	(38)	(66)	(2)
Payments on license obligations	(7)	—	(15)	—
Payments of debt issuance costs	—	(10)	—	(10)
Principal payments on long-term debt	—	(597)	(462)	(597)
Net proceeds from (payments of) short-term borrowings	55	1	56	(51)
Net proceeds from (repayments of) Revolving Credit Facilities	5	(203)	478	42
Repurchases of common stock	—	(39)	—	(93)
Dividends paid	(40)	(40)	(120)	(121)
Dividends paid - non-controlling interests	(2)	(4)	(155)	(177)
Return of capital - non-controlling interests	(10)	(10)	(55)	(58)
Other	(8)	(10)	(30)	(16)
Net cash used in financing activities	(67)	(951)	(371)	(1,085)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	130	(305)	(19)	(193)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(32)	(36)	(24)	(98)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	599	858	740	808
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	697	517	697	517

Supplemental Cash Flow Information
Interest paid	88	110	236	259
Income taxes paid	72	150	126	229

International Game Technology PLC
Net Debt
($ in millions)
Unaudited

	September 30,	December 31,
	2023	2022
3.500% Senior Secured Euro Notes due July 2024	—	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	499	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	746	745
3.500% Senior Secured Euro Notes due June 2026	791	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	747	746
2.375% Senior Secured Euro Notes due April 2028	527	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	745	745
Senior Secured Notes	4,055	4,578

Euro Term Loan Facilities due January 2027	840	1,058
Revolving Credit Facility A due July 2027	76	55
Revolving Credit Facility B due July 2027	450	—
Long-term debt, less current portion	5,421	5,690

Euro Term Loan Facilities due January 2027	212	—
5.350% Senior Secured U.S. Dollar Notes due October 2023	—	61
3.500% Senior Secured Euro Notes due July 2024	119	—
Current portion of long-term debt	330	61

Short-term borrowings	58	—
Total debt	5,810	5,750

Less: Cash and cash equivalents	558	590
Less: Debt issuance costs, net - Revolving Credit Facility B due July 2027	—	9
Net debt	5,251	5,150

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended September 30, 2023
				Business
	Global	Global		Segments	Corporate	Total
	Lottery	Gaming	PlayDigital	Total	and Other	IGT PLC
Net income						123
Provision for income taxes						66
Interest expense, net						73
Foreign exchange gain, net						(23)
Other non-operating expense, net						1
Operating income (loss)	206	93	16	314	(75)	239
Depreciation	45	29	3	77	—	76
Amortization - service revenue (1)	50	—	—	50	—	50
Amortization - non-purchase accounting	5	12	—	17	1	18
Amortization - purchase accounting	—	—	—	—	37	37
Stock-based compensation	1	1	—	3	10	13
Adjusted EBITDA	306	135	19	460	(27)	433

Cash flows from operating activities						296
Capital expenditures						(108)
Payments on license obligations						(7)
Free Cash Flow						181

Payments on DDI / Benson Matter, net of cash tax benefit ($24 million)						(24)
Adjusted Free Cash Flow						157

				Pre-Tax Impact	Tax Impact (2)(3)	Net Impact
Reported EPS attributable to IGT PLC - diluted						0.46
Adjustments:
Foreign exchange gain, net				(0.12)	0.03	(0.15)
Amortization - purchase accounting				0.18	0.04	0.14
Discrete tax items				—	(0.06)	0.06
Net adjustments						0.05
Adjusted EPS attributable to IGT PLC - diluted (4)						0.52

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 34.8%. Adjusted for the above items, the effective tax rate was 33.8%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 203.1 million, which includes the dilutive impact of share-based payment awards

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended September 30, 2022
				Business
	Global	Global		Segments	Corporate	Total
	Lottery	Gaming	PlayDigital	Total	and Other	IGT PLC
Net income						294
Provision for income taxes						21
Interest expense, net						73
Foreign exchange gain, net						(37)
Other non-operating income, net						(139)
Operating income (loss)	211	65	12	287	(76)	211
Depreciation	44	27	4	75	—	75
Amortization - service revenue (1)	46	—	—	46	—	46
Amortization - non-purchase accounting	5	2	—	7	1	8
Amortization - purchase accounting	—	—	—	—	40	40
Stock-based compensation	2	2	—	5	7	12
Other	—	—	—	—	8	8
Adjusted EBITDA	310	96	16	422	(19)	402

Cash flows from operating activities						236
Capital expenditures						(73)
Free Cash Flow						163

				Pre-Tax Impact	Tax Impact (2) (3)	Net Impact
Reported EPS attributable to IGT PLC - diluted						1.30
Adjustments:
Foreign exchange gain, net				(0.18)	0.04	(0.22)
Amortization - purchase accounting				0.20	0.05	0.15
Loss on extinguishment and modifications of debt, net				0.06	—	0.06
DDI / Benson Matter provision				0.59	0.14	0.45
Gain on sale of business				(1.37)	(0.01)	(1.36)
Other (non-recurring adjustments)				0.05	—	0.04
Net adjustments						(0.87)
Adjusted EPS attributable to IGT PLC - diluted (4)						0.43

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 6.7%. Adjusted for the above items, the effective tax rate was 36.2%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 203.1 million, which includes the dilutive impact of share-based payment awards

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the nine months ended September 30, 2023
				Business
	Global	Global		Segments	Corporate	Total
	Lottery	Gaming	PlayDigital	Total	and Other	IGT PLC
Net income						280
Provision for income taxes						239
Interest expense, net						214
Foreign exchange loss, net						8
Other non-operating expense, net						4
Operating income (loss)	675	233	48	956	(211)	745
Depreciation	131	87	8	227	1	228
Amortization - service revenue (1)	149	1	—	150	—	150
Amortization - non-purchase accounting	15	32	1	48	3	50
Amortization - purchase accounting	—	—	—	—	115	115
Stock-based compensation	6	5	1	11	25	36
Adjusted EBITDA	977	358	58	1,393	(68)	1,325

Cash flows from operating activities						641
Capital expenditures						(301)
Payments on license obligations						(15)
Free Cash Flow						324

Payments on DDI / Benson Matter, net of cash tax benefit ($36 million)						184
Adjusted Free Cash Flow						509

				Pre-Tax Impact	Tax Impact (2) (3)	Net Impact
Reported EPS attributable to IGT PLC - diluted						0.81
Adjustments:
Foreign exchange loss, net				0.04	0.01	0.03
Amortization - purchase accounting				0.57	0.13	0.43
Loss on extinguishment and modifications of debt, net				0.02	—	0.02
Discrete tax items				—	(0.16)	0.16
Other (non-recurring adjustments)				0.01	—	0.01
Net adjustments						0.65
Adjusted EPS attributable to IGT PLC - diluted (4)						1.46

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 46.0%. Adjusted for the above items, the effective tax rate was 36.4%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 202.5 million, which includes the dilutive impact of share-based payment awards

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the nine months ended September 30, 2022
				Business
	Global	Global		Segments	Corporate	Total
	Lottery	Gaming	PlayDigital	Total	and Other	IGT PLC
Net income						445
Provision for income taxes						74
Interest expense, net						223
Foreign exchange gain, net						(59)
Other non-operating expense, net						8
Operating income (loss)	693	174	33	899	(208)	691
Depreciation	131	81	12	223	(1)	223
Amortization - service revenue (1)	146	—	—	146	—	146
Amortization - non-purchase accounting	18	5	—	23	2	25
Amortization - purchase accounting	—	—	—	—	117	117
Stock-based compensation	7	5	1	13	21	34
Other	—	—	—	—	9	9
Adjusted EBITDA	996	264	45	1,305	(60)	1,245

Cash flows from operating activities						621
Capital expenditures						(226)
Free Cash Flow						395

				Pre-Tax Impact	Tax Impact (2) (3)	Net Impact
Reported EPS attributable to IGT PLC - diluted						1.66
Adjustments:
Foreign exchange gain, net				(0.29)	0.12	(0.41)
Amortization - purchase accounting				0.57	0.14	0.43
Loss on extinguishment and modifications of debt, net				0.06	—	0.06
Discrete tax items				—	(0.15)	0.15
DDI / Benson Matter provision				1.32	0.32	1.00
Gain on sale of business				(1.36)	(0.01)	(1.35)
Other (non-recurring adjustments)				0.04	—	0.04
Net adjustments						(0.06)
Adjusted EPS attributable to IGT PLC - diluted (4)						1.60

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 14.3%. Adjusted for the above items, the effective tax rate was 26.9%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 204.1 million, which includes the dilutive impact of share-based payment awards